Exhibit 2.1

AMENDMENT TO PURCHASE AND ASSUMPTION AGREEMENT

THIS AMENDMENT is made October 12, 2012 by and between THE BRYN MAWR TRUST COMPANY, a Pennsylvania bank and trust company (“Purchaser”), and FIRST BANK OF DELAWARE, a Delaware chartered bank (“Seller”).

Recitals:

A. Seller and Purchaser entered into a certain Purchase and Assumption Agreement dated as of April 27, 2012 (the “Purchase and Assumption Agreement”).

B. Seller and Purchaser desire to extend the date by which the transaction contemplated by the Purchase and Assumption Agreement must be completed, and amend certain other sections of the Purchase and Assumption Agreement.

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, Purchaser and Seller agree as follows:

1. Defined Terms. Capitalized terms used herein without definition shall have the meanings given to such terms in the Purchase and Assumption Agreement.

2. Termination Date. Section 11.1(a) of the Purchase and Assumption Agreement shall be amended and restated to read as follows:

“(a) by either Purchaser or Seller, in writing five (5) days in advance of such termination, if the Closing has not occurred by the later of (1) November 15, 2012, or (2) 30 days after the receipt of the last required Regulatory Approval (provided that no party shall be permitted to terminate this Agreement if the failure of the Closing to occur prior to such date arises out of or results from the actions or omissions of the terminating party);”

3. Prepayment of Vendor Contracts and Conversion Costs. The following is hereby added as a new Section 4.10 Prepayment of Vendor Contracts:

“Prior to the Effective Time, Seller shall pre-pay (i) all fees and expenses associated with the Synergy and Foresight contracts such that Purchaser will continue to have access to such systems for a period of 9 months after the Effective Time, and (ii) all fees associated with the conversion of the systems that Seller is responsible for the payment of pursuant to this Agreement.

4. Processing of Excluded Liabilities and Excluded Deposits. The following is hereby added as a new Section 4.11 Processing of Excluded Liabilities and Excluded Deposits:

“At the Closing, Seller shall deposit up to $250,000 into an account with Purchaser, which account shall be used by Purchaser to process any transactions involving Excluded Liabilities or Excluded Deposits, including, but not limited to, charge backs and returns.

Purchaser shall be entitled to a processing fee of $20 per item, which fee may be charged to the $250,000 account for so long as Purchaser is required to process transactions involving Excluded Deposits or Excluded Liabilities. Nothing in this section shall affect Seller’s indemnification obligations pursuant to Article V hereof. Any portion of the foregoing account that has not been used or claimed on or before the date that is one year after the Closing shall be returned to Seller.

5. Accounts in Overdraft Status. At the Closing, Seller shall deposit $50,000 into a reserve account with the Purchaser, which account shall be used by Purchaser to process any transactions involving accounts that fall into overdraft status within 2 business days following the Effective Time as a result of an item deposited into such account prior to the Effective Time or a check written on such account prior to the Effective Time. Purchaser will attempt to resolve and bring current any such account in overdraft status for a period of 7 days following the Effective Time. If such account remains in overdraft status after such 7 day period, such account shall be an “Excluded Deposit” for all purposes under the Purchase and Assumption Agreement and Purchaser shall close such account. All such closed accounts shall be addressed in accordance with Section 3.3 of the Purchase and Assumption Agreement, and appropriate adjustments shall be made to reflect the status of such account as an Excluded Deposit. Any portion of the foregoing account that has not been used or claimed on or before the date that is thirty (30) days after the Closing shall be returned to Seller.

6. Amendment and Modification; Waiver. Section 12.1 of the Purchase and Assumption Agreement shall be amended and restated to read as follows:

“This Agreement may not be amended or modified in any manner except by mutual agreement of the parties and as set forth in a writing signed by each of the parties hereto or their respective successors in interest, including any receiver or liquidating trustee appointed for Seller. Seller, and its successors in interest, including any receiver or liquidating trustee, are expressly authorized to make such amendments or modifications as it deems necessary or desirable.

Subject to applicable law (whether before or after receipt of Stockholder Approval), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein.

Any waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.”

7. Excluded Assets. Section 2.1(b)(1) of the Purchase and Assumption Agreement shall be amended and restated to read as follows:

“(1) all loans (and any interests or participations in loans) other than the Purchased Loans and any of the Purchased Loans which, as of the Effective Time, (A) are subject to charge offs, (B) are more than 60 days past due, (C) are classified by Seller as non-accrual, (D) have, by their terms, matured and have not been paid in full or are in default or are related to a loan that is in default (excluding the Purchased Loans specifically listed on Exhibit “A,” which the Purchaser has agreed to purchase at the price set forth on Exhibit A), or (E) are related to deposit accounts for which (i) a SAR has been filed during the period from January 1, 2010 through the Closing Date, or (ii) a SAR should have been filed during the period from January 1, 2010 through the Closing Date as identified by Alvarez and Marsal pursuant to the look-back engagement between Seller and Alvarez and Marsal.”

8. Excluded Deposits. The definition of “Excluded Deposits” shall be amended and restated to read as follows:

“EXCLUDED DEPOSITS” shall mean any Deposits not identified on Schedule I (Assumed Deposits) and (i) Brokered Deposits or wholesale deposits, (ii) Municipal Deposits or any other collateralized deposits, (iii) deposit accounts subject to any order, agreement or other encumbrance that materially restricts the payment of funds from such accounts, (iv) deposit accounts in an overdraft position at the Effective Time, (v) deposit accounts related to e-payments, money service business, check cashing or any product or service related to processing by or through a non-core automated clearing house, (vi) deposit accounts for which or deposit accounts related to other deposit accounts for which (A) a SAR has been filed during the period from January 1, 2010 through the Closing Date, or (B) a SAR should have been filed during the period from January 1, 2010 through the Closing Date as identified by Alvarez and Marsal pursuant to the look-back engagement between Seller and Alvarez and Marsal, (vii) deposit accounts related to the origination and/or processing of remotely created checks (other than those related to the remote deposit capture product) or merchant processing, (viii) Excluded IRA/Keogh Plan Deposits, (ix) any Transaction Account currently dormant or within six months of going dormant, (x) any Deposits constituting Excluded Liabilities, (xi) any deposit account for which there is an open chargeback as of the Pre-Closing Balance Sheet Date, (xii) any deposit account that is subject to a subpoena either pending research or in the process of being researched, and (xiii) any deposit account that does not have proper documentation at the time of Closing (signature cards, signed agreements, etc.).

9. Purchased Loans. The following sentence is hereby added to the end of Section 6.10(b):

“Except as set forth on Schedule 6.10(b), none of the Purchased Loans are related to pawn shops, e-payments, money service businesses, check cashing or any product or service related to processing by or through a non-core automated clearing house.”

10. Amended and Restated Exhibit A. Exhibit A to the Purchase Agreement is hereby deleted and replaced in its entirety with the revised Exhibit A attached hereto.

11. Counterparts. This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Delivery of a signed counterpart by any method of electronic transmission (including without limitation by telecopier or email) shall have the same legal effect as the delivery of an executed original.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Purchaser and Seller have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

THE BRYN MAWR TRUST COMPANY

By:	/s/ Francis J. Leto
Name:	Francis J. Leto
Title:	Executive Vice President

FIRST BANK OF DELAWARE

By:	/s/ Joseph J. Manion, Jr.
Name:	Joseph J. Manion, Jr.
Title:	Acting President and CEO